UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For March, 2007

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile

(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Distribución y Servicio D&S S.A March 1, 2007

IV Quarter 2006 Results

Highlights IV Quarter 2006

•	Increase of 5.5% in net revenues totaling Ch$473,889 million (US$890.1 million).

•	33.0% increase in net profit to Ch$17.939 million (US$33,7 million) representing 3.8% of revenues.

•

5 New store openings in the quarter: 3 LIDER Express supermarkets: Los Ángeles (870 sq.m.) in the VII Región, Las Rejas (2.085 sq.m.) and Piedra Roja (1.631 sq.m.) in the Metropolitan Region; and 2 LIDER Vecino hypermarkets: Los Andes (4.332 sq.m.) in the V Región and San Pablo-Neptuno (4.033 sq.m.) in the Metropolitan Region. Compared to the closing of the Fourth quarter of 2005, we have added 19 Stores; 15 LIDER Express supermarkets, 3 LIDER Vecino compact hypermarkets and one LIDER hypermarket,  for a total of 38.783 sq.m of additional sales area, which represents an increase of 9.1% over sales area at December 31, 2005.

Highlights Period January-December 2006

•	Net revenues up 3.9% to Ch$1,696,665million (US$3,186.9 million).

•	Gross income up 2.2%. Gross margin decreased by 50 bp. to at 27.5% in 2006 as compared to 28.0% in 2005.

•	Capex (investment in land, buildings and infrastructure) for the period amounted to US$97.5 million.

•	Financial debt as of December 31, 2006 totaled US$762,5 million, 33.8% short term and 53.4% in public offering instruments (bonds and commercial papers).

For further information please contact:

Miguel Núñez
Chief Financial Officer
mnunez@dys.cl
(562) 484 7754

Loreto Bradford
Investor Relations Officer lbradford@dys.cl (562) 484 7757

Roberto Vergara
Investor Relations rvergara@dys.cl (56 - 2) 484 7764

Figures in this report are expressed in US$Millions, drawn from figures in Chilean pesos restated by the CPI at December 31, 2006 and converted into dollars using the observed exchange rate for the same date (1US$=Ch$532.39).

Distribución y Servicio D&S S.A IV Quarter 2006 Results

Material Events for the Period

December 15 , 2006: the Board of Directors of D&S approved the celebration of an agreement with Farmacias Ahumada S.A. (“FASA”) aimed at enhancing the operations of FASA’s pharmaceutical business and of the PRESTO credit business, indirectly managed by D&S through its subsidiaries (the “PRESTO card”). On this same date, D&S has been informed of the approval of the aforementioned agreement by FASA’s Board of Directors, which means that, in accordance with its provisions, the agreement has been perfected in its legal terms.

The agreement reached establishes the following in order attain the previously mentioned objectives:

i) FASA will operate under its own trade name and through lease contracts, the stores and commercial locations corresponding to pharmacy stores currently operated by D&S indirectly through its pharmacy chain Farmalider;

ii) FASA will accept as means of payment and will promote the use of the PRESTO Card in all of its pharmacy stores throughout Chile;
iii) D&S will have a share in operating profits obtained by FASA in all the pharmacy stores taken though lease contracts which are included in the presently referred Agreement; y,
iv) FASA will have a share in profits from the use of the PRESTO Card in all of FASA’s pharmacy stores located in Chile.

The implementation of the Agreement will not require any investment by D&S. We do not foresee any material impact on D&S’s financial results in the short term but we expect a favorable impact on the same, not likely to be measured at the moment, in the middle and long term. The term of the Agreement is 10 years, although it may be renewed in accordance with its terms as previously mentioned.

Distribución y Servicio D&S S.A IV Quarter 2006 Results

Fourth Quarter 2006 Results

The following table sets forth the main items of the income statement for the periods indicated, their respective percentages of net revenues and percentages change between periods:

Fourth Quarter 2006 Results

	2006			2005			Change

	Ch$ millions	US$ millions	% of Rev.	Ch$ millions	US$ millions	% of Rev.	% YoY

Sales	393,578	739.3	83.1%	376,855	707.9	83.9%	4.4%
Other Income	80,311	150.8	16.9%	72,433	136.1	16.1%	10.9%
Net revenues	473,889	890.1	100.0%	449,288	843.9	100.0%	5.5%
Cost of sales	347,767	653.2	73.4%	320,832	602.6	71.4%	8.4%
Gross Income / Margin	126,121	236.9	26.6%	128,456	241.3	28.6%	-1.8%
Recurring Operating Expenses	92,600	173.9	19.5%	85,431	160.5	19.0%	8.4%
Start-up Expenses	252	0.5	0.1%	393	0.7	0.1%	-35.8%
Total Operating Expenses (SG&A)	92,852	174.4	19.6%	85,824	161.2	19.1%	8.2%
EBITDA	33,269	62.5	7.0%	42,633	80.1	9.5%	-22.0%
Depreciation	12,642	23.7	2.7%	13,646	25.6	3.0%	-7.4%
Total Operating Expenses	105,494	198.2	22.3%	99,470	186.8	22.1%	6.1%
Operating Income	20,628	38.7	4.4%	28,986	54.4	6.5%	-28.8%
Financial Expenses	(5,170)	(9.7)	-1.1%	(5,543)	(10.4)	-1.2%	-6.7%
Other Non-operating Income (Expenses)	735	1.4	0.2%	(11,141)	(20.9)	-2.5%	-106.6%
Monetary Correction	1,130	2.1	0.2%	(432)	(0.8)	-0.1%	-361.3%
Non-Operating Income	(3,305)	(6.2)	-0.7%	(17,116)	(32.2)	-3.8%	-80.7%
Income before Tax	17,323	32.5	3.7%	11,870	22.3	2.6%	45.9%
Income Tax	618	1.2	0.1%	1,546	2.9	0.3%	-60.0%
Minority Interest	(2)	(0.0)	0.0%	(26)	(0.0)	0.0%	-93.9%
Income	17,939	33.7	3.8%	13,391	25.2	3.0%	34.0%
Amortization of Goodwill	—	0.0	0.0%	93	0.2	0.0%	-100.0%

Net Income	17,939	33.7	3.8%	13,484	25.3	3.0%	33.0%

Currency of December 2006, exchange rate US$=Ch$532.39 of December 31, 2006.

For the fourth quarter 2006, net revenues increased 5.5% compared to the same period in 2005 to Ch$473,889 million (US$890,1 million). This increase resulted primarily from the 4.4% sales increase explained by the opening of new stores in the course of the period January-December 2006, and the 51.5% increase in revenues from the D&S financial services division. Same store sales (SSS) showed a 2.3% decrease in this fourth quarter 2006 compared to the same period in 2005. Gross income decreased 1.8% to Ch$126,121 million (US$236,9 million) and gross margin decreased by 200 bp. to 26.6% from 28.6% in the same quarter of 2005. This decrease is attributable to a more aggressive pricing policy in addition to the higher cost of sales generated by the exchange of the savings checks issued to customers by the loyalty program My Club LIDER. Selling and administrative expenses for this period increased by 6.1% totaling Ch$105,494 million (US$198.2 million) representing 22.3% of revenues, compared to Ch$99,470 million (US$186.8 million) in the fourth quarter 2005. This is explained by the opening of 19 new stores during the period January-December 2006, equivalent to a 9.1% increase of sales area at December 31, 2006 over sales area at the closing of the previous year. Additionally, the D&S financial services division recorded 109.6% higher operating expenses (registered under “Other expenses” and “Provisions for doubtful accounts”), from Ch$10,926 million (US$20.5 million) in the fourth quarter 2005 to Ch$22,901 million (US$43.0 million) in the same period of 2006, partially explained by the increase in net revenues registered at this division. It is important to note that Provisions for doubtful accounts present an increase of 305.2% explained by the fact that during the fourth quarter of 2005 there was a re-classification of provisions for doubtful accounts shifting to Other Non-operating Expenses due to a change in the provisioning and writeoff policy at the financial division. This explains why the amount of provisions for the fourth quarter 2005 showed an amount that is lower than the usual for the period.

2006 Compared to 2005° Fourth Quarter

Distribución y Servicio D&S S.A IV Quarter 2006 Results

Operating income decreased by 28.8% amounting to Ch$20,628 million (US$38.7 million) equivalent to 4.4% of revenues, compared to operating income of Ch$28,986 million (US$54.4 million) representing 6.5% of revenues in the fourth quarter of 2005 (a 210 bp. decrease). EBITDA for this quarter decreased by 22.0% compared to the same period in 2005, totaling Ch$33,269 million (US$62.5 million) equivalent to 7.0% of revenues, a 250 bp. decrease. Net income increased by 33.0% amounting to Ch$17,939 million (US$33,7 million) representing 3.8% of revenues compared to results for the same period in 2005 when net profit totaled Ch$13,484 million (US$25.3 million) equivalent to 3.0% of revenues, an 80 bp. increase over 2005.

Net Revenues

Net revenues for the fourth quarter 2006 were Ch$473,889 million (US$890.1 million), representing a 5.5% increase compared to revenues amounting to Ch$449.288 million (US$843.9 million) for the same period in 2005.

The following table sets forth the composition of net revenues for the periods indicated, and the percentage change between periods.

	Fourth Quarter

(in millions of constant Ch$)	2006	2005	% change

1. Total Retail Sales: LIDER and Farmalider	393,578	376,855	4.4%
Other commercial income (including logistics)	49,529	50,703	-2.3%
Sub-Total: Retail Revenues (LIDER and Farmalider)	443,107	427,558	3.6%
Retail Formats Revenues	443,107	427,558	3.6%
2. D&S financial services division	26,050	17,199	51.5%
3. Others revenues real estate	4,732	4,531	4.4%

Total Net Revenues	473,889	449,288	5.5%

The 5.5% increase in net revenues for the Fourth quarter 2006 resulted from:

1. Total Sales of Retail formats. (LIDER and Farmalider): A 3.6% increase in revenues derived from the retail formats (hypermarkets, supermarkets and pharmacies), totaling Ch$443.107 million (US$832.3 million) for the fourth quarter 2006 compared to Ch$427,558 million (US$803.1 million) for the same period in 2005. This increase resulted from a 38.783 m2 expansion in sales area, from 426.126 m2 at December 31, 2005 to 464.909 m2 at the same date in 2006 due to the opening of 19 stores as previously mentioned; all these equivalent to a 9.1% increase over the total sales area at December 31, 2006. Farmalider also contributed higher revenues due to the opening of 5 new pharmacy stores during the period January to December 2006. Sales originated in these new LIDER and Farmalider stores represent 7.0% of total retail sales in the Fourth quarter 2006. Same store sales (SSS) showed a 2.3% decrease in the fourth quarter 2006. This is explained by the increased competition from our own stores (cannibalization), other supermarket chains and actors in other sectors of retail such as department stores and pharmacies. Additionally, economic activity and consumption figures during the months of October November were lower than expected, which affected Same Store Sales (SSS) in the quarter.

Distribución y Servicio D&S S.A IV Quarter 2006 Results

2. Financial Services Division. A 51.5% increase in revenues derived from the financial division, amounting to Ch$26,050 million (US$48.9 million) for the fourth quarter 2006 compared to Ch$17,199 million (US$32.3 million) for the same quarter in 2005. This is attributable to the 37% average increase in Presto outstanding receivables during the year driven by the increased use of the Presto card reflected in a 30.0% average increase during the year of the balance per account.

3. Others revenues-real estate. A 4.4% increase in other revenues from real estate operations to Ch$4,732 million (US$8.9 million) for the fourth quarter 2006 from Ch$4,531 million (US$8.5 million) for the same period in 2005. This increase is primarily explained by increased lease payments accounted for at the real estate division due to additional store openings that include commercial locations for lease and to the opening of a new neighborhood mall in the city of Linares on March 31, 2006. It is worthwhile noting that the real estate division added 2 new shopping centers in the quarter: Espacio Urbano Los Andes and Centro Urbano Las Rejas opened during the month of December.

Gross profit for the fourth quarter 2006 was Ch$126.121 million (US$236.9 million), representing a decrease of 1.8% and equivalent to 26.6% of revenues compared to Ch$128.456 million (US$241.3 million) equivalent to 28.6% of revenues for the same period in 2005, a drop of 200 bp. in gross margin. This is explained by a more aggressive pricing policy and by the exchange in our stores of the saving checks issued by the loyalty program Mi Club LIDER.

Costs related to the financial services division are accounted for in selling and administrative expenses, with no impact on the consolidated cost of sales.

Gross Profit- Gross Margin

Selling and administrative expenses for the fourth quarter 2006 totaled Ch$105,494 million (US$198.2 million), representing a 6.1% increase as compared to Ch$99,470 million (US$186.8 million) for the same period in 2005. This is principally due to the incorporation of new stores, and the increase in operating expenses at the financial services division.

Selling and administrative expenses related to the credit card operations increased by 109.6% totaling Ch$22,901 million (US$43.0 million) for the fourth quarter 2006 compared to Ch$10,925 million (US$20.5 million) for the same period in 2005. This increase was principally attributable to 66.0% higher operating expenses in connection with the organizational growth and marketing of this division, which has led to a significant increase in revenues during this period compared to the same period in 2005. It is important to note that Provisions for doubtful accounts present an increase of 305.2% explained by the fact that during the fourth quarter of 2005 there was a re-classification of provisions for doubtful accounts shifting to Other Non-operating Expenses due to a change in the provisioning and write-off policy at the financial division. This explains why the amount of provisions for the fourth quarter 2005 showed an amount that is lower than the usual for the period.

Selling and Administrative Expenses

Distribución y Servicio D&S S.A IV Quarter 2006 Results

Operating Income

Operating income for the fourth quarter 2006 was Ch$20,628 million (US$38.7 million), representing a decrease of 28.8% as compared to operating profit of Ch$28,986 million (US$54.4 million) for the fourth quarter 2005.

The lower operating profit results from the increase in expenses by 6.1% that exceeds the increase in total revenues (5.5% increase) due to the weak same store sales (SSS) during this quarter along with the reclassification of provision expenses that took place in the fourth quarter of 2005. Indeed, the Company has increased its total sales area by 9.1% while total operating expenses have increased in smaller proportion of 6.1%. This is a result of the operational excellence program aimed at reducing expenses. As a percentage of net revenues, operating profit for the fourth quarter 2006 is equivalent to 4.4%, representing a decrease of 210 bp. compared to operating margin of 6.5% in the same period of 2005.

The following table sets forth, for the periods indicated, information concerning non operating income on a consolidated basis:

Non-operating Income

	Fourth Quarter

(in millions of constant Ch$)	2006	2005

Financial income	622	734
Other non-operating income(1)	1,282	418
Amortization of negative goodwill	—	93
Minority interest	-2	- 26

Total non-operating income	1,902	1,219

(1) “Other” includes principally equity in earnings of related companies.

The following table sets forth, for the periods indicated, the components of non operating expense on a consolidated basis:

Non-operating Expense

	Fourth Quarter

(in millions of constant Ch$)	2006	2005

Financial expense	5,170	5,543
Other non-operating expense(1)	556	11,679
Amortization of goodwill	613	613

Total non-operating expense	6,339	17,836

(1) “Other” includes equity in losses of related companies and charitable contributions.

Non-operating expense for the fourth quarter 2006 was Ch$6,339 million (US$11.9 million), representing a decrease of 64.5% compared to non-operating expense of Ch$17,836 million (US$33.5 million) during the same period in 2005. This decrease is explained by the fact that the extraordinary charge corresponding to the write-off of the Presto portfolio 180 to 360 days past due that took place during the fourth quarter 2005 is not present in the fourth quarter 2006. The decrease is also explained by lower financial expenses as a result of the financial restructuring at the end of the third quarter 2006.

Distribución y Servicio D&S S.A IV Quarter 2006 Results

Net price level restatement and foreign exchange gain (loss) amounted to a net gain of Ch$1,130 million (US$2.1 million) for the fourth quarter 2006, as compared to a net loss of Ch$432 million (US$0.8 million) for the same period in 2005.

Income taxes for the fourth quarter 2006 correspond to a tax credit of Ch$618 million (US$1.2 million) which is 60.0% lower compared to a tax credit of Ch$1,546 million (US$2.9 million) in the fourth quarter of 2005. The tax credit for the fourth quarter of 2006 is explained by tax losses recorded at D&S as a result of the company subsidiaries restructuring.

Net profit for the fourth quarter 2006 was Ch$17,939 million (US$33.7 million), representing an increase of 33.0% as compared to net profit of Ch$13,484 million (US$25.3 million) in the same period of 2005. As a percentage of net revenues, net income is equivalent to 3.8%, representing an increase of 80 bp. in net income margin as compared to a net margin of 3.0% in the same period of 2005. The increase in net income is mainly due to the improved non-operating result as previously explained.

Price-level Restatement and Foreign Exchange Gain (Loss)

Income Taxes

Net Income

D&S Financial Services Division

The following tables set forth, for the periods indicated, information concerning PRESTO credit card and financial services operations:

	Fourth Quarter

(in millions of constant Ch$)	2006	2005	Change %

Net revenues	30,186	18,673	61.7%
Provisions for doubtful accounts	8,072	1,992	305.2%
Financial expenses	1,926	-1,976	-197.5%
Other expenses	14,829	8,934	66.0%
Selling and administrative expenses
(Provisions + financial expenses + other expenses)	24,827	8,950	177.4%

Operating income	5,359	9,723	-44.9%

Distribución y Servicio D&S S.A IV Quarter 2006 Results

Results Period January-December 2006

The following table sets forth the main items of the income statement for the periods indicated, their respective percentages of net revenues and % change between periods:

Results Period January-December 2006

	2006			2005			Change

	Ch$ mill.	US$ mill.	%	Ch$ mill.	US$ mill.	%	% YoY

Sales	1,414,743	2,657.3	83.4%	1,380,333	2,592.7	84.6%	2.5%
Other Income	281,922	529.5	16.6%	252,007	473.4	15.4%	11.9%
Net revenues	1,696,665	3,186.9	100.0%	1,632,341	3,066.1	100.0%	3.9%
Cost of sales	1,229,418	2,309.2	72.5%	1,175,299	2,207.6	72.0%	4.6%
Gross Income / Margin	467,246	877.6	27.5%	457,041	858.5	28.0%	2.2%
Recurring Operating Expenses	349,946	657.3	20.6%	326,853	613.9	20.0%	7.1%
Start-up Expenses	955	1.8	0.1%	638	1.2	0.0%	49.5%
Total Operating Expenses (SG&A)	350,900	659.1	20.7%	327,491	615.1	20.1%	7.1%
EBITDA	116,346	218.5	6.9%	129,550	243.3	7.9%	-10.2%
Depreciation	52,058	97.8	3.1%	54,489	102.3	3.3%	-4.5%
Total Operating Expenses	402,958	756.9	23.8%	381,981	717.5	23.4%	5.5%
Operating Income	64,288	120.8	3.8%	75,061	141.0	4.6%	-14.4%
Financial Expenses	(22,528)	(42.3)	-1.3%	(20,514)	(38.5)	-1.3%	9.8%
Other Non-operating Income (Expenses)	1,415	2.7	0.1%	(10,437)	(19.6)	-0.6%	-113.6%
Monetary Correction	1,267	2.4	0.1%	(1,694)	(3.2)	-0.1%	-174.8%
Non-Operating Income	(19,846)	(37.3)	-1.2%	(32,645)	(61.3)	-2.0%	-39.2%
Income before Tax	44,442	83.5	2.6%	42,416	79.7	2.6%	4.8%
Income Tax	(4,821)	(9.1)	-0.3%	(4,013)	(7.5)	-0.2%	20.1%
Minority Interest	31	0.1	0.0%	2	0.0	0.0%	1714.8%
Income	39,653	74.5	2.3%	38,405	72.1	2.4%	3.2%
Amortization of Goodwill	—	—	0.0%	375	0.7	0.0%	-100.0%

Net Income	39,653	74.5	2.3%	38,780	72.8	2.4%	2.3%

Currency of December 2006, exchange rate 1US$=Ch$532.39 of dec. 31, 2006

2006 Compared to 2005 Period January-December

For the period January-December 2006, net revenues increased by 3.9% compared to the same period in 2005 to Ch$1,696.665 million (US$3,186.9 million). This increase resulted primarily from the 2.5% sales increase resulting from the opening of new stores in the course of the period January-December 2006, and the 40.3% increase in revenues from the D&S financial services division. Same store sales (SSS) present a 3.4% decrease during this period January-December 2006 compared to the same period in 2005. Gross income increased by 2.2% to Ch$467,246 million (US$877.6 million) while gross margin decreased by 50bp. to 27.5% as compared to 28.0% in the same period of 2005.

Selling and administrative expenses for this period increased by 5.5% totaling Ch$402.958 million (US$756.9 million), compared to Ch$381,981 million (US$717.5 million) in the period January-December of 2005. This is attributable to the 19 new stores opened during the period January 2006-December 2006, equivalent to a 9.1% increase in selling area at December 31, 2006, compared to the sales area at the same date in 2005. Additionally, the D&S financial services division recorded higher operating expenses consistent with higher revenues recorded at this division, thus contributing to the overall increase in consolidated operating expenses.

Distribución y Servicio D&S S.A IV Quarter 2006 Results

Operating income decreased by 14.4% amounting to Ch$64,288 million (US$120.8 million) equivalent to 3.8% of revenues, compared to operating profit of Ch$75,061 million (US$141.0 million) representing 4.6% of revenues in the period January-December of 2005. EBITDA for this period in 2006 decreased by 10.2% compared to the same period in 2005, totaling Ch$116,346 million (US$218,5 million) equivalent to 6.9% of revenues. Net income increased by 2.3% amounting to Ch$39,653 million (US$74.5 million) representing 2.3% of revenues compared to results for the same period in 2005 when net profit totaled Ch$38,780 million (US$72.8 million) equivalent to 2.4% of revenues.

Net revenues for the period January-December 2006 were Ch$1,696,665 million (US$3.168,9 million), representing a 3.9% increase compared to revenues amounting to Ch$1,632,341 million (US$3,066.1 million) for the same period in 2005. The following table sets forth the composition of net revenues for the periods indicated, and the percentage change between periods.

	Period January-December

(in millions of constant Ch$)	2006	2005	% change

1. Total Retail Sales: LIDER and Farmalider	1,414,743	1,380,333	2.5%
Other commercial income (including logistics)	176,213	172,895	1.9%
Sub-Total: Retail Revenues (LIDER and Farmalider)	1,590,956	1,553,228	2.4%
Retail Formats Revenues	1,590,956	1,553,228	2.4%
2. D&S financial services division	87,182	62,158	40.3%
3. Others revenues real estate	18,527	16,955	9.3%

Total Net Revenues	1,696.665	1,632,341	3.9%

The 3.9% increase in net revenues for the period January-December 2006 resulted primarily from:

1. Total Sales of Retail formats (LIDER and Farmalider): A 2.4% increase in net revenues derived from the retail formats (hypermarkets, supermarkets and pharmacies), totaling Ch$1,590,956 million (US$2,988.3 million) for the period January-December 2006 compared to Ch$1,553,228 million (US$2,917.5 million) for the same period in 2005. This increase resulted from a 38,783 m2 expansion in sales area, from 426,126 m2 at December 31, 2005 to 464,909 m2 at the same date in 2006 due to the opening of 19 stores; all this equivalent to a 9.1% increase over the total sales area at December 31, 2005. Farmalider also contributes higher revenues due to the opening of 5 new pharmacy stores during the period January 2006 to December 2006. Sales originated in these new LIDER and Farmalider stores represent 6.1% of total retail sales in the period January-December 2006, while same stores sales account for 93.9% of total sales. Same store sales (SSS) recorded a 3.4% decrease in January-December 2006 compared to SSS figures for the period January-December of 2005.

Net Revenues

Distribución y Servicio D&S S.A IV Quarter 2006 Results

2. Financial Services Division. A 40.3% increase in revenues derived from the financial services operations including primarily interests and commissions, amounting to Ch$87,182 million (US$163.8 million) for the  period January-December 2006 compared to Ch$62,158 million (US$116.8 million) for the same period in 2005. This is attributable to the 37% average increase in Presto outstanding receivables during the year driven by the increased use of the Presto card reflected in a 30.0% average increase during the year of the balance per account.

3. Other Revenues -Real State. A 9.3% increase in other revenues from real estate operations to Ch$18,527 million (US$34.8 million) for the period January-December 2006 from Ch$16,955 million (US$31.8 million) for the same period in 2005. This increase is primarily explained by increased lease payments accounted for at the real estate division due to additional store openings that include commercial locations for lease and to the opening of a new neighborhood shopping mall in the city of Linares on March 31, 2006. It is worthwhile mentioning that the real estate division added 2 new shopping centers in the quarter: Espacio Urbano Los Andes and Centro Urbano Las Rejas, both opened during the month of December.

Gross Profit -Gross Margin

Gross profit for the period January-December 2006 was Ch$467,246 million (US$877.6 million), representing an increase of 2.2%, compared to Ch$457,041 million (US$858.5 million) for the same period in 2005. As a percentage of revenues, gross margin decreased by 50bp. to 27.5% in the period January-December 2006 compared to gross margin of 28.0% for the same period in 2005.

Costs related to the financial services division are accounted for in selling and administrative expenses.

Selling and Administrative Expenses

Selling and administrative expenses for the period January-December 2006 totaled Ch$402,958 million (US$756.9 million), representing a 5.5% increase as compared to Ch$381,981 million (US$717.5 million) for the same period in 2005. As a percentage of net revenues, selling and administrative expenses increased by 40 bp. to 23.8% for this period of 2006, from 23.4% in the same period of 2005. This is principally due to additional operating costs from 19 new stores, and to higher operating expenses from the D&S financial services division, consistent with the increase in financial revenues.

Selling and administrative expenses related to the credit card operations increased by 38.2% totaling Ch$71,019 million (US$133.4 million) for the period January-December 2006 compared to Ch$51,391 million (US$96.5 million) for the same period in 2005. This increase was principally attributable to higher operating expenses (recorded under “Other expenses” in Presto income statement) which increased by 44.3% during the period January-December 2006 compared to the same period in 2005, explained by the organizational growth and marketing expenses as required to achieve growth in revenues of the financial division. Additionally, provisions for doubtful accounts for the year 2006 showed a 28.7% increase compared to the year 2005.

Distribución y Servicio D&S S.A IV Quarter 2006 Results

Operating income for the period January-December 2006 was Ch$64,288 million (US$120.8 million), representing a decrease of 14.4% as compared to operating profit of Ch$75,061 million (US$141.0 million) for the period January-December 2005. This drop is explained by the increase in operating expenses, which exceeds the growth of revenues. Net revenues are affected by the 3.4% decrease in same store sales during this period. As a percentage of net revenues, operating profit for the period January-December 2006 is equivalent to 3.8%, representing a decrease of 80 bp. compared to operating margin of 4.6% in the same period of 2005.

The following table sets forth, for the periods indicated, information concerning non--operating income on a consolidated basis:

Operating Income

	As of December 31

(in millions of constant Ch$)	2006	2005

Financial income	2,692	2,881
Other non-operating income(1)	2,295	881
Amortization of negative goodwill	—	375
Minority interest	31	2

Total non-operating income	5,018	4,139

(1) “Other” includes principally equity in earnings of related companies.

The following table sets forth, for the periods indicated, the components of non-operating expense on a consolidated basis:

Non-operating Income

	As of December 31

(in millions of constant Ch$)	2006	2005

Financial expense	22,528	20,514
Other non-operating expense(1)	1,118	12,008
Amortization of goodwill	2,454	2,191

Total non-operating expense	26,100	34,713

(1) “Other” includes equity in losses of related companies and charitable contributions.

Non-operating expense for the period January-December 2006 was Ch$26,100 million (US$49.0 million), representing a decrease of 24.8% compared to non operating expense of Ch$34,713 million (US$65.2 million) for the same period in 2005. This decrease is explained by the fact that the extraordinary charge corresponding to the write-off of the Presto portfolio 180 to 360 days past due that took place during the year 2005 is not present in this period. On the other hand, financial expenses for the year 2006 increased by 9.8%, from Ch$20,514 million (US$38.5 million) to Ch$22,528 million (US$42.3 million). This increase is due to the greater indebtedness of the Company along with the increase of interest rates on debt, which affected financial expenses for most of the year 2006 (until September 2006 when the financial restructuring took place).

Non-operating Expense

Distribución y Servicio D&S S.A IV Quarter 2006 Results

Price - level Restatement and Foreign Exchange Gain (Loss)

Income Taxes

Net Income

Net price level restatement and foreign exchange gain (loss) amounted to a net gain of Ch$1,267 million (US$2.4 million) for the period January-December of 2006, as compared to a net loss of Ch$1,694 million (US$3.2 million) for the same period in 2005.

Income taxes for the period January- December 2006, amounted to Ch$4,821 million (US$9.1 million), 20.1% lower than the charge recorded in the same period of 2005. The effective rate of tax during this period was of 10. 8% while the tax rate for the same period of 2005 was 9.5%.

Net profit for the period January- December 2006 was Ch$39,653 million (US$74.5 million), representing a decrease of 2.3% as compared to net profit of Ch$38,780 million (US$72.8 million) in the same period of 2005. As a percentage of net revenues, net income is equivalent to 2.3% in January-December 2006, representing a decrease of 10 bp. as compared to a net margin of 2.4% in the same period of 2005.

Financial Services Division

The following tables set forth, for the periods indicated, information concerning PRESTO credit card and financial services operations:

Period January-December

	As of December 31

(in millions of constant Ch$)	2006	2005	% Change

Net revenues	94,317	66,038	42.8%
Provisions for doubtful accounts	29,025	22,285	30.2%
Financial expenses	8,231	2,078	296.1%
Other expenses	41,994	29,106	44.3%
Selling and administrative expenses
(Provisions + financial expenses + other expenses)	79,251	53,469	48.2%
Operating income	15,067	12,569	19.9%

Total accounts receivable, end of period	209,204	190,919	9.6%
Allowance for doubtful accounts	19,597	18,940	3.5%
Total accounts receivable net of provisions, end of period	189,606	171,980	10.2%
Number of accounts in good standing	1,588,852	1.510,532	5.2%
Average balance per account (constant Ch$)	131,670	126,392	4.2%
Allowance for doubtful accounts/Total net receivables	10.3%	11.0%	- 70
Allowance for doubtful accounts/Total gross receivables	9.4%	9.9%	- 50

Distribución y Servicio D&S S.A IV Quarter 2006 Results

Sales

D&S Total Retail Sales(In Ch$ millions, currency of Dec. 2006)

	Total Sales

	Q1	Q2	Q3	Q4	H1	9M	TOTAL

(Stores + Pharmacy + Restaurant)
2006	323,039	345,103	354,958	394,126	668,141	1,023,099	1,417,225
2005	327,154	334,290	341,505	376,755	661,444	1,002,949	1,379,704
%Change YoY	-1.3%	3.2%	3.9%	4.6%	1.0%	2.0%	2.7%
LIDER Express
2006	44,682	51,715	61,998	67,069	96,396	158,395	225,463
2005	41,357	45,439	50,624	55,286	86,796	137,420	192,706
%Change YoY	8.0%	13.8%	22.5%	21.3%	11.1%	15.3%	17.0%
%D&S 2006	13.8%	15.0%	17.5%	17.0%	14.4%	15.5%	15.9%
%D&S 2005	12.6%	13.6%	14.8%	14.7%	13.1%	13.7%	14.0%
LIDER Vecino
2006	75,599	80,623	78,658	88,524	156,222	234,881	323,405
2005	74,339	76,743	75,897	82,791	151,082	226,979	309,770
%Change YoY	1.7%	5.1%	3.6%	6.9%	3.4%	3.5%	4.4%
%D&S 2006	23.4%	23.4%	22.2%	22.5%	23.4%	23.0%	22.8%
%D&S 2005	23.0%	22.2%	21.4%	21.0%	22.6%	22.2%	21.9%
LIDER
2006	194,320	204,131	205,401	229,352	398,451	603,852	833,204
2005	209,053	209,915	213,031	239,488	418,969	632,000	871,488
%Change YoY	-7.0%	-2.8%	-3.6%	-4.2%	-4.9%	-4.5%	-4.4%
%D&S 2006	60.2%	59.2%	57.9%	58.2%	59.6%	59.0%	58.8%
%D&S 2005	64.7%	60.8%	60.0%	60.8%	62.7%	61.8%	61.5%
Groceries
2006	146,711	161,663	168,506	183,129	308,374	476,880	660,009
2005	154,049	157,045	159,989	172,163	311,094	471,083	643,246
%Change YoY	-4.8%	2.9%	5.3%	6.4%	-0.9%	1.2%	2.6%
%D&S 2006	45.4%	46.8%	47.5%	46.5%	46.2%	46.6%	46.6%
%D&S 2005	47.7%	45.5%	45.1%	43.7%	46.6%	46.0%	45.4%
Perishables
2006	110,610	120,270	128,514	139,000	230,880	359,395	498,395
2005	105,002	113,036	119,054	128,802	218,037	337,092	465,894
%Change YoY	5.3%	6.4%	7.9%	7.9%	5.9%	6.6%	7.0%
%D&S 2006	34.2%	34.9%	36.2%	35.3%	34.6%	35.1%	35.2%
%D&S 2005	32.5%	32.8%	33.5%	32.7%	32.6%	32.9%	32.9%
NON-FOOD (including pharmacy)
2006	65,718	63,170	57,937	71,997	128,887	186,825	258,821
2005	68,103	64,209	62,461	75,790	132,313	194,774	270,564
%Change YoY	-3.5%	-1.6%	-7.2%	-5.0%	-2.6%	-4.1%	-4.3%
%D&S 2006	20.3%	18.3%	16.3%	18.3%	19.3%	18.3%	18.3%
%D&S 2005	21.1%	18.6%	17.6%	19.2%	19.8%	19.0%	19.1%
SAME STORE SALES v/s TOTAL SALES
Total Sales	323,039	345,103	354,958	394,126	668,141	1,023,099	1,417,225
SSS	308,262	325,179	330,458	366,484	633,440	963,898	1,330,383
Non SSS	14,777	19,924	24,500	27,642	34,701	59,201	86,843
%Sales SSS	95.4%	94.2%	93.1%	93.0%	94.8%	94.2%	93.9%
% Sales Non SSS	4.6%	5.8%	6.9%	7.0%	5.2%	5.8%	6.1%
Total Sales	323,039	345,103	354,958	394,126	668,141	1,023,099	1,417,225

	Same Store Sales

	Q1	Q2	Q3	Q4	H1	9M	TOTAL

(Stores + Pharmacy + Restaurant)
2006	308,262	325,179	330,458	366,484	633,440	963,898	1,330,383
2005	327,133	333,945	341,426	375,206	661,078	1,002,504	1,377,709
%Change YoY	-5.8%	-2.6%	-3.2%	-2.3%	-4.2%	-3.9%	-3.4%
LIDER Express
2006	41,638	46,000	49,737	53,565	87,638	137,375	190,940
2005	41,357	45,439	50,607	54,390	86,796	137,403	191,792
%Change YoY	0.7%	1.2%	-1.7%	-1.5%	1.0%	0.0%	-0.4%
%D&S 2006	13.5%	14.1%	15.1%	14.6%	13.8%	14.3%	14.4%
%D&S 2005	12.6%	13.6%	14.8%	14.5%	13.1%	13.7%	13.9%
LIDER Vecino
2006	71,370	75,167	74,649	81,933	146,536	221,186	303,119
2005	74,339	76,446	75,897	82,588	150,785	226,683	309,271
%Change YoY	-4.0%	-1.7%	-1.6%	-0.8%	-2.8%	-2.4%	-2.0%
%D&S 2006	23.2%	23.1%	22.6%	22.4%	23.1%	22.9%	22.8%
%D&S 2005	24.1%	23.5%	23.0%	22.5%	23.8%	23.5%	23.2%
LIDER
2006	187,784	196,480	197,228	221,453	384,264	581,492	802,945
2005	203,441	203,388	206,153	228,848	406,830	612,983	841,831
%Change YoY	-7.7%	-3.4%	-4.3%	-3.2%	-5.5%	-5.1%	-4.6%
%D&S 2006	60.9%	60.4%	59.7%	60.4%	60.7%	60.3%	60.4%
%D&S 2005	66.0%	62.5%	62.4%	62.4%	64.2%	63.6%	63.3%
Groceries
2006	141,199	153,448	156,623	169,501	294,647	451,270	620,771
2005	154,049	156,916	159,980	171,843	310,965	470,945	642,788
%Change YoY	-8.3%	-2.2%	-2.1%	-1.4%	-5.2%	-4.2%	-3.4%
%D&S 2006	45.8%	47.2%	47.4%	46.3%	46.5%	46.8%	46.7%
%D&S 2005	50.0%	48.3%	48.4%	46.9%	49.1%	48.9%	48.3%
Perishables
2006	105,426	113,031	118,756	128,168	218,458	337,214	465,382
2005	104,980	112,933	119,007	127,874	217,914	336,921	464,795
%Change YoY	0.4%	0.1%	-0.2%	0.2%	0.2%	0.1%	0.1%
%D&S 2006	34.2%	34.8%	35.9%	35.0%	34.5%	35.0%	35.0%
%D&S 2005	34.1%	34.7%	36.0%	34.9%	34.4%	35.0%	34.9%
NON-FOOD (including pharmacy)
2006	61,636	58,699	55,079	68,816	120,335	175,414	244,230
2005	68,103	64,096	62,439	75,488	132,199	194,638	270,126
%Change YoY	-9.5%	-8.4%	-11.8%	-8.8%	-9.0%	-9.9%	-9.6%
%D&S 2006	20.0%	18.1%	16.7%	18.8%	19.0%	18.2%	18.4%
%D&S 2005	22.1%	19.7%	18.9%	20.6%	20.9%	20.2%	20.3%
SAME STORE SALES v/s TOTAL SALES
Total Sales
SSS
Non SSS
%Sales SSS
% Sales Non SSS
Total Sales

Distribución y Servicio D&S S.A IV Quarter 2006 Results

Sales Area

	2004 IIIQ	2004 IVQ-Adj.	2005 IQ	2005 IIQ	2005 IIIQ	2005 IVQ	2006 IQ	2006 IIQ	2006 IIIQ	2006 IVQ

Supermarkets
LIDER Express
m2 sales area	32,708	32,607	32,607	32,607	33,182	35,833	35,833	47,352	51,375	56,185
Number of stores	23	23	23	23	24	27	27	36	39	41
New stores in quarter	-2	0	0	0	1	3	0	9	3	2
Additional square meters	-3,539	-101	0	0	575	2,651	0	11,519	4,023	4,809
Average m2 sales area/store	1,422	1,418	1,418	1,418	1,383	1,327	1,327	1,315	1,317	1,370

Hypermarkets
LIDER Vecino
m2 sales area	86,573	93,485	93,485	97,160	97,160	101,127	105,327	105,327	105,327	113,699
Number of stores	22	24	24	25	25	26	27	27	27	29
New stores in quarter	2	2	2	1	0	1	1	0	0	2
Additional square meters	8,053	6,912	0	3,675	0	3,967	4,200	0	0	8,366
Average m2 sales area/store	3,935	3,895	3,895	3,886	3,886	3,890	3,901	3,901	3,901	3,921
LIDER
m2 sales area	268,075	278,375	278,375	278,375	278,375	289,166	295,025	295,025	295,025	295,025
Number of stores	29	31	31	31	31	32	33	33	33	33
New stores in quarter	0	2	0	0	0	1	1	0	0	0
Additional square meters	0	10,300	0	0	0	10,791	5,859	0	0	0
Average m2 sales area/store	9,244	8,980	8,980	8,980	8,980	9,036	8,940	8,940	8,940	8,940
Hypermarkets: LIDER+LIDER Vecino
m2 sales area	354,648	371,860	371,860	375,535	375,535	390,293	400,352	400,352	400,352	408,724
Number of stores	51	55	55	56	56	58	60	60	60	62
New stores in quarter	2	4	4	1	0	2	2	0	0	2
Additional square meters	8,053	17,212	0	3,675	0	14,758	10,059	0	0	8,372
Average m2 sales area/store	6,954	6,761	6,761	6,706	6,706	6,729	6,673	6,673	6,673	6,592

Company Total
Supermarkets + Hypermarkets
Total m2 sales area	387,356	404,467	404,467	408,142	408,717	426,126	436,185	447,704	451,727	464,909
Total stores	74	78	78	79	80	85	87	96	99	103
Average m2 sales area/store	5,235	5,185	5,185	5,166	5,109	5,013	5,014	4,664	4,563	4,514

Distribución y Servicio D&S S.A IV Quarter 2006 Results

Store Openings

Store - Location (City-Region)	Concept -Project type	Sales Area m2	Opening Date/ Quarter	Owned/Leased

2005
Talagante (Metrop. Region)	LIDER Vecino - New	3,675	May-27-2005-IIQ	Owned
Arica (I Region)	LIDER Express-New	575	Aug 30-2005-IIIQ	Leased
Temuco Padre Las Casas (IX Region)	LIDER Express-New	534	Oct 19-2005-IVQ	Leased
Ovalle (IV Región)	LIDER Vecino-New	3,967	Nov 24-2005-IVQ	Owned
Puerto Varas (X Region)	LIDER Express-New	1,500	Nov 30-2005-IVQ	Leased
Punta Arenas (XII Region)	LIDER Express-New	618	Dec 24-2005-IVQ	Leased
Velázquez (Metrop. Region)	LIDER (Ex-Carrefour)-Re-opened	10,791	Dec 2-2005-IVQ	Owned

2006
Copiapó (III Region)	LIDER - New	5,859	Jan 27-2006-IQ	Owned
Linares (VII Region)	LIDER Vecino -New	4,207	Mar 31-2006-IQ	Owned

		10,066

Temuco Centro (IX Region)	LIDER Express - New	485	Apr 5-2006-IIQ	Leased
Huérfanos (Metrop Region)	LIDER Express - New	1,039	Apr 18-2006-IIQ	Leased
Talca Terminal (VII Region)	LIDER Express - New	1,646	Jun 01-2006-IIQ	Leased
Talca La Florida (VII Region)	LIDER Express - New	3,994	Jun 01-2006-IIQ	Leased
Parral (VII Region)	LIDER Express - New	1,063	Jun 01-2006-IIQ	Leased
Talca Norte (VII Region)	LIDER Express - New	1,464	Jun 01-2006-IIQ	Leased
San Javier (VII Region)	LIDER Express - New	1,800	Jun 01-2006-IIQ	Leased
Talca La Florida (VII Region)	LIDER Express - New	1,624	Jun 01-2006-IIQ	Leased
Talca Mercado (VII Region)	LIDER Express - New	1,464	Jun 01-2006-IIQ	Leased

		14,579

La Ligua (V Region)	LIDER Express - New	963	Jul 14-2006-IIIQ	Leased
Los Andes (V Region)	LIDER Express - New	930	Jul 28-2006-IIIQ	Leased
Linares Terminal (VII Region)	LIDER Express - New	2,185	Sep 14-2006-IIIQ	Leased

		4,078

Los Angeles (VIII Region)	LIDER Express - New	870	Oct 22-2006-IVQ	Leased
Pajaritos-Maipú-Ex Fullmarket (M.R.)	LIDER Express-Closing	-2,891	Nov 15-2006-IVQ	Owned
Las Rejas (Metropolitan Region)	LIDER Express - New° in strip center Centro Urbano	2,085	Nov 29-2006-IVQ	Owned
Los Andes (V Region)	LIDER Vecino -New° in shopping mall Espacio Urbano	4,332	Dec 01-2006-IVQ	Owned
San Pablo-Neptuno	LIDER Vecino -New	4,033	Dic 12-2006-IVQ	Leased
Piedra Roja	LIDER Express	1,631	Dic 13-2006-IVQ	Leased

		10,060

	Additional M2 during the year	38,783
	M2 at beginning of year	426,126
	M2 at year end	464,980
	% increase in sales area	9.1

2007
Kennedy (former Carrefour)	LIDER-Closing	-6,957	Jan 01-2007	Leased
Parque Arauco	LIDER Express-Closing	-500	Jan 01-2007	Leased
Consistorial-Peñalolén (Met. Region)	LIDER - New		Feb 27-2007-IQ	Owned

Distribución y Servicio D&S S.A IV Quarter 2006 Results

Geographic Distribution of D&S Stores (as of December 31, 2006)

Region / City or Municipality	LIDER	LIDER Vecino	Total Hypermarkets	LIDER Express	Total Supermarkets	Total D&S

Arica	—	1	1	1	1	2
Iquique	—	1	1	—	—	1
I Region	—	2	2	1	1	3
Antofagasta	1	—	1	—	—	1
Calama	1	—	1	2	2	3
II Region	2	—	2	2	2	4
Copiapó	1		1	—	—	1
III Region	1	—	1	—	—	1
La Serena	1	—	1	—	—	1
Coquimbo		1	1	—	—	1
Ovalle		1				1
IV Region	1	2	3	—	—	3
Calera	—	—	—	1	1	1
La Ligua	—	—	—	1	1	1
Los Andes	—	1	1	1	1	2
Quilpue	1	—	1	1	1	2
Quillota	—	1	1	—	—	1
Viña Del Mar	1	—	1	2	2	3
Valparaiso	—	1	1	—	—	1
V Region	2	3	5	6	6	11
Cerrillos	2	—	2	—	—	2
Colina	—	—	—	1	1	1
El Bosque	—	1	1	—	—	1
Est Central	1	—	1	1	1	2
Huechuraba	1	—	1	—	—	1
Independencia	—	1	1	—	—	1
La Florida	3	1	4	—	—	4
La Reina	1	—	1	—	—	1
Las Condes	1	3	4	4	4	8
Lo Barnechea	1	1	1	—	—	1
Lo Prado	—	1	1	—	—	1
Macul	1	—	1	—	—	1
Maipú	3	—	3	1	1	4
Ñuñoa	—	2	2	2	2	4
Providencia	—	—	—	5	5	5
Peñalolén	1	—	1	—	—	1
Puente Alto	2	—	2	—	—	2
Quilicura	1	—	1	—	—	1
Quinta Normal	—	1	1	—	—	1
Recoleta	—	1	1	—	—	1
San Bernardo	—	1	1	—	—	1
San Miguel	1	—	1	1	1	2
San Ramon	—	1	1	—	—	1
Santiago Centro	—	—	—	1	1	1
Talagante	—	1	1	—	—	1
Vitacura	1	—	1	1	1	2
Metropolitan Region XIII	20	15	35	17	17	52

Distribución y Servicio D&S S.A IV Quarter 2006 Results

Geographic Distribution of D&S Stores (as of December 31, 2006)

Region / City or Municipality	LIDER	LIDER Vecino	Total Hypermarkets	LIDER Express	Total Supermarkets	Total D&S

Rancagua	1	1	2	1	1	3
VI Region	1	1	2	1	1	3
Talca	°	1	1	6	6	7
San Javier				1	1	1
Parral				1	1	1
Curico		1	1	—	—	1
Linares		1	1	1	1	2
VII Region	°	3	3	9	9	12
Los Angeles	—	1	1	1	1	2
Concepcion	2	—	2	—	—	2
VIII Region	2	1	3	1	1	4
Temuco	1	1	2	2	2	4
IX Region	1	1	2	2	2	4
Valdivia	1	—	1	—	—	1
Osorno	°	1	1	—	—	1
Puerto Montt	1	—	1	—	—	1
Puerto Varas				1	1	1
X Region	2	1	3	1	1	4
Punta Arenas	1	—	1	1	1	2
XII Region	1	—	1	1	1	2

COMPANY TOTAL	33	29	62	41	41	103

Distribución y Servicio D&S S.A IV Quarter 2006 Results

Financial Information (from the Explanatory Analysis FECU)

Main Indicators

	January - Dec. 2006		January - Dec. 2005		Change 2006 / 2005

Currency of Dec. 2006	Th Ch$	% of revenues	Th Ch$	% of revenues	%

Net Revenues	1,696,664,847	100.00%	1,632,340,849	100.00%	3.94%
Gross Income	467,246,479	27.54%	457,041,400	28.00%	2.23%
Selling and Administrative Expenses	402,958,207	23.75%	381,980,595	23.40%	5.49%
Operating Income	64,288,272	3.79%	75,060,805	4.60%	-14.35%
Financial Expenses	22,527,820	1.33%	20,513,535	1.26%	9.82%
Non Operating Income	(19,846,044)	-1.17%	(32,644,608)	-2.00%	-39.21%
R.A.I.I.D.A.I.E.	118,789,469	7.00%	116,728,901	7.15%	1.77%
Net Income	39,652,587	2.34%	38,779,847	2.38%	2.25%
Initial Net Worth	498,559,777		486,721,596		2.43%
Net Income/ Initial Shareholders’ Equity	7.95%		7.97%

Condensed Balance Sheets

Currency of Dec. 2006		12.31.2006 Th Ch$		12.31.2005 Th Ch$	% Change 2006 / 2005

Current Assets		341,973,062		392,541,551	-12.88%
Fixed Assets		646,843,617		618,916,557	4.51%
Operating Assets		988,816,679		1,011,458,108	-2.24%
Other Assets		216,588,454		115,992,870	86.73%
Total Assets		1,205,405,133		1,127,450,978	6.91%
Current Liabilities		411,205,413		497,659,017	-17.37%
Long Term Libilities		276,288,104		131,207,896	110.57%
Total Debt		687,493,517		628,866,913	9.32%
Minority Interest		761		24,288	-96.87%
Net Worth		517,910,855		498,559,777	3.88%
Total Liabilities		1,205,405,133		1,127,450,978	6.91%

Financial Ratios

Currency of Dec. 2006		12.31.2006 Th Ch$		12.31.2005 Th Ch$	% Change 2006 / 2005

Total Debt	M$	687,493,517		628,866,913	9.32%
Financial Debt	M$	405,932,937		342,009,848	18.69%
Liquidity Ratio	Times	0.83		0.79
Acid Ratio	Times	0.51		0.52
Total Debt/Total Assets	Times	0.57		0.56
Total Debt/Shareholders’ Equity	Times	1.33		1.26
Financial Debt/Shareholders’ Equity	Times	0.78		0.69
Interest Expenses Coverage	Times	5.16		6.32
Short Term Liabilities	%	60%		79%
Long Term Liabilities	%	40%		21%

Distribución y Servicio D&S S.A IV Quarter 2006 Results

Financial Information (from the Explanatory Analysis FECU)

Operational Indices

		12.31.2006	12.31.2005

Inventory Turnover	Times	8.2	9.0
Days of Inventory	Days	44.5	40.7

Profitability Ratios

		12.31.2006	12.31.2005

Return over Shareholders’ Equity	%	7.95%	7.97%
Return over Assets	%	3.29%	3.44%
Return over Operational Assets	%	4.01%	3.83%
Earnings per Share		$6.08	5.95
Return of Dividends	%	2.19%	1.20%

Distribución y Servicio D&S S.A IV Quarter 2006 Results

Historical Information - Margins

Gross Margin (% of Revenues)

Total D&S	Q1	Q2	Q3	Q4

2006	27.9	27.9	27.9	26.6
2005	27.4	28.3	27.3	28.6
2004	22.3	22.3	22.6	24.8
2003	23.2	23.9	23.1	20.3
2002	22.6	23.3	23.9	21.7
2001	22.4	22.2	23.0	22.4
2000	21.6	22.3	21.6	21.4
1999	20.7	21.0	21.5	20.6

Recurring Expenses (% of Revenues)

Total D&S	Q1	Q2	Q3	Q4

2006	21.1	20.9	21.2	19.6
2005	19.7	20.2	21.1	19.0
2004	16.5	17.1	19.5	18.7
2003	14.2	15.2	15.4	14.9
2002	13.6	15.5	15.4	15.7
2001	12.6	14.1	13.3	12.1
2000	11.9	13.1	12.6	12.3
1999	12.9	14.4	13.5	14.1

EBITDA (% of Revenues)

Total D&S	Q1	Q2	Q3	Q4

2006	6.7	6.9	6.7	7.0
2005	7.7	8.1	6.2	9.5
2004	5.6	5.2	3.0	5.8
2003	9.0	8.6	6.7	4.7
2002	8.5	6.8	8.2	5.8
2001	9.8	7.9	9.0	10.2
2000	9.9	8.9	8.9	8.8
1999	7.6	6.7	8.0	6.5

Operating Income (% of Revenues)

Total D&S	Q1	Q2	Q3	Q4

2006	3.2	3.8	3.6	4.4
2005	4.1	4.7	2.9	6.4
2004	2.2	1.8	-0.4	2.8
2003	5.6	5.2	3.4	1.8
2002	5.1	3.5	4.9	2.9
2001	6.2	4.5	5.6	7.3
2000	6.1	5.3	5.5	5.8
1999	3.8	2.9	3.8	2.9

Distribución y Servicio D&S S.A IV Quarter 2006 Results

Quarterly Evolution 2005-2006

Consolidated Results

In Ch$ Millions Currency of December 2006	I Q 2005 Ch$Mill.	% of revenues	% Change YoY	II Q 2005 Ch$Mill.	% of revenues	% Change YoY	III Q 2005 Ch$Mill.	% of revenues	% Change YoY	IV Q 2005 Ch$Mill.	% of revenues	% Change YoY

Sales	327,339	85.1%	5.3%	334,483	84.9%	4.3%	341,656	84.5%	7.2%	376,855	83.9%	1.7%
Other Income	57,386	14.9%	19.7%	59,711	15.1%	26.4%	62,477	15.5%	25.6%	72,433	16.1%	25.3%
Net revenues	384,726	100.0%	7.2%	394,194	100.0%	7.1%	404,134	100.0%	9.7%	449,288	100.0%	4.8%
Cost of sales	278,883	72.5%	0.0%	282,072	71.6%	-1.3%	293,512	72.6%	2.9%	320,832	71.4%	-0.4%
Gross Income / Margin	105,842	27.5%	32.5%	112,121	28.4%	36.4%	110,622	27.4%	32.9%	128,456	28.6%	20.7%
Recurring Operating Expenses	76,159	19.8%	28.9%	79,811	20.2%	26.8%	85,452	21.1%	19.1%	85,431	19.0%	6.5%
Start-up Expenses	5	0.0%	-99.3%	210	0.1%	38.5%	30	0.0%	-92.5%	393	0.1%	-69.5%
Total Operating Expenses (SG&A)	76,164	19.8%	27.4%	80,021	20.3%	26.8%	85,483	21.2%	18.4%	85,824	19.1%	5.3%
EBITDA	29,678	7.7%	47.5%	32,100	8.1%	68.1%	25,139	6.2%	127.2%	42,633	9.5%	71.2%
Depreciation	13,661	3.6%	10.2%	13,625	3.5%	8.4%	13,557	3.4%	7.8%	13,646	3.0%	6.1%
Total Operating Expenses	89,825	23.3%	24.4%	93,646	23.8%	23.8%	99,040	24.5%	16.9%	99,470	22.1%	5.4%
Operating Income	16,017	4.2%	107.2%	18,475	4.7%	183.0%	11,582	2.9%	-864.1%	28,986	6.5%	140.6%
Financial Expenses	(4,347)	-1.1%	-16.7%	(5,428)	-1.4%	9.7%	(5,196)	-1.3%	10.4%	(5,543)	-1.2%	13.1%
Other Non-operating Income (Expenses)	(35)	0.0%	-91.7%	558	0.1%	-324.2%	181	0.0%	-203.5%	(11,141)	-2.5%	7768.1%
Monetary Correction	(142)	0.0%	-89.3%	(176)	0.0%	-115.4%	(943)	-0.2%	-148.9%	(432)	-0.1%	-188.0%
Non-Operating Income	(4,524)	-1.2%	-35.1%	(5,047)	-1.3%	24.6%	(5,958)	-1.5%	101.6%	(17,116)	-3.8%	276.1%
Income before Tax	11,493	3.0%	1405.0%	13,429	3.4%	442.1%	5,624	1.4%	-225.8%	11,870	2.6%	58.4%
Income Tax	(1,465)	-0.4%	120.2%	(2,841)	-0.7%	-3369.0%	(1,254)	-0.3%	-301.3%	1,546	0.3%	-228.8%
Minority Interest	(13)	0.0%	-208.5%	16	0.0%	-30.6%	25	0.0%	-63.3%	(26)	0.0	-183.1%
Income	10,015	2.6%	8938.5%	10,603	2.7%	309.8%	4,396	1.1%	-216.3%	13,391	3.0%	111.7%
Amortization of Goodwill	94	0.0%	0.0%	94	0.0%	0.0%	94	0.0%	0.0%	93	0.0%	0.0%
Net Income	10,109	2.6%	4839.6%	10,697	2.7%	299.0%	4,490	1.1%	-221.8%	13,484	3.0%	110.1%

In Ch$ Millions Currency of December 2006	I Q 2006 Ch$Mill.	% of revenues	% Change YoY	II Q 2006 Ch$Mill.	% of revenues	% Change YoY	III Q 2006 Ch$Mill.	% of revenues	% Change YoY	IV Q 2006 Ch$Mill.	% of revenues	% Change YoY

Sales	322,484	83.6%	-1.5%	344,501	83.8%	3.0%	354,180	83.1%	3.7%	393,578	83.1%	4.4%
Other Income	63,202	16.4%	10.1%	66,614	16.2%	11.6%	71,795	16.9%	14.9%	80,311	16.9%	10.9%
Net revenues	385,686	100.0%	0.2%	411,115	100.0%	4.3%	425,975	100.0%	5.4%	473,889	100.0%	5.5%
Cost of sales	278,028	72.1%	-0.3%	296,457	72.1%	5.1%	307,166	72.1%	4.7%	347,767	73.4%	8.4%
Gross Income / Margin	107,658	27.9%	1.7%	114,658	27.9%	2.3%	118,809	27.9%	7.4%	126,121	26.6%	-1.8%
Recurring Operating Expenses	81,306	21.1%	6.8%	85,910	20.9%	7.6%	90,130	21.2%	5.5%	92,600	19.5%	8.4%
Start-up Expenses	382	0.1%	7367.4%	204	0.0%	-3.0%	116	0.0%	281.1%	252	0.1%	-35.8%
Total Operating Expenses (SG&A)	81,688	21.2%	7.3%	86,114	20.9%	7.6%	90,246	21.2%	5.6%	92,852	19.6%	8.2%
EBITDA	25,970	6.7%	-12.5%	28,543	6.9%	-11.1%	28,563	6.7%	13.6%	33,269	7.0%	-22.0%
Depreciation	13,541	3.5%	-0.9%	12,857	3.1%	-5.6%	13,018	3.1%	-4.0%	12,642	2.7%	-7.4%
Total Operating Expenses	95,229	24.7%	6.0%	98,972	24.1%	5.7%	103,264	24.2%	4.3%	105,494	22.3%	6.1%
Operating Income	12,429	3.2%	-22.4%	15,686	3.8%	-15.1%	15,545	3.6%	34.2%	20,628	4.4%	-28.8%
Financial Expenses	(5,207)	-1.4%	19.8%	(5,809)	-1.4%	7.0%	(6,342)	-1.5%	22.1%	(5,170)	-1.1%	-6.7%
Other Non-operating Income (Expenses)	(108)	0.0%	211.0%	279	0.1%	-50.0%	509	0.1%	180.8%	735	0.2%	-106.6%
Monetary Correction	(564)	-0.1%	296.6%	494	0.1%	-380.6%	206	0.0%	-121.9%	1,130	0.2%	-361.3%
Non-Operating Income	(5,879)	-1.5%	30.0%	(5,036)	-1.2%	-0.2%	(5,626)	-1.3%	-5.6%	(3,305)	-0.7%	-80.7%
Income before Tax	6,550	1.7%	-43.0%	10,650	2.6%	-20.7%	9,919	2.3%	76.4%	17,323	3.7%	45.9%
Income Tax	(1,108)	-0.3%	-24.3%	(2,214)	-0.5%	-22.1%	(2,116)	-0.5%	68.8%	618	0.1%	-60.0%
Minority Interest	10	0.0%	-175.6%	9	0.0%	-46.5%	14	0.0%	-44.8%	(2)	0.0%	-93.9%
Income	5,452	1.4%	-45.6%	8,445	2.1%	-20.4%	7,816	1.8%	77.8%	17,939	3.8%	34.0%
Amortization of Goodwill	0	0.0%	-100.0%	0	0.0%	-100.0%	0	0.0%	-100.0%	0	0.0%	-100.0%
Net Income	5,452	1.4%	-46.1%	8,445	2.1%	-21.1%	7,816	1.8%	74.1%	17,939	3.8%	33.0%

Distribución y Servicio D&S S.A IV Quarter 2006 Results

Income Statement - Annual Series

Consolidated Annual Results

In Ch$ Millions Currency of Dec. 2006	2000 Ch$ Millions	% of revenues	% Change YoY	2001 Ch$ Millions	% of revenues	% Change YoY	2002 Ch$ Millions	% of revenues	% Change YoY

Sales	925,998	89.9%	9.5%	1,018,357	88.7%	10.0%	1,109,846	88.0%	9.0%
Other Income	103,681	10.1%	18.1%	129,507	11.3%	24.9%	151,078	12.0%	16.7%
Net revenues	1,029,678	100.0%	10.3%	1,147,863	100.0%	11.5%	1,260,924	100.0%	9.8%
Cost of Sales	797,883	77.5%	9.3%	885,876	77.2%	11.0%	976,989	77.5%	10.3%
Gross Income / Margin	231,796	22.5%	14.1%	261,988	22.8%	13.0%	283,935	22.5%	8.4%
Recurring Operating Expenses	133,623	13.0%	14.8%	173,290	15.1%	29.7%	188,525	15.0%	8.8%
Start-up Expenses	2,832	0.3%	81.6%	5,410	0.5%	91.0%	5,640	0.4%	4.3%
Total Operating Expences (SG&A)	136,456	13.3%	15.7%	178,699	15.6%	31.0%	194,165	15.4%	8.7%
EBITDA	95,340	9.3%	12.0%	83,288	7.3%	-12.6%	89,770	7.1%	7.8%
Depreciación	33,958	3.3%	5.5%	37,031	3.2%	9.0%	40,719	3.2%	10.0%
Total operating Expenses	170,414	16.6%	13.5%	215,731	18.8%	26.6%	234,884	18.6%	8.9%
Operating Income	61,382	6.0%	16.0%	46,257	4.0%	-24.6%	49,051	3.9%	6.0%
Financial Expenses	-13,853	-1.3%	-18.8%	-14,660	-1.3%	5.8%	-17,789	-1.4%	21.3%
Other Non-operating Income (Expenses)	-1,317	-0.1%	-436.2%	-6,723	-0.6%	410.3%	-1,031	-0.1%	-84.7%
Monetary Correction	6,245	0.6%	758.8%	5,947	0.5%	-4.8%	-945	-0.1%	-115.9%
Income before Tax	52,456	5.1%	41.9%	30,822	2.7%	-41.2%	29,286	2.3%	-5.0%
Income Tax	-8,252	-0.8%	114.6%	-5,099	-0.4%	-38.2%	-7,050	-0.6%	38.3%
Minority Interest	-185	0.0%	62.7%	-68	0.0%	-63.3%	-46	0.0%	-31.8%
Income	44,019	4.3%	33.3%	25,654	2.2%	-41.7%	22,190	1.8%	-13.5%
Amortization of Goodwill	381	0.0%	1.6%	383	0.0%	0.5%	383	0.0%	0.0%
Net Income	44,400	4.3%	33.0%	26,037	2.3%	-41.4%	22,572	1.8%	-13.3%

In Ch$ Millions Currency of Dec. 2006	2003 Ch$ Millions	% of revenues	% Change YoY	2004 Ch$ Millions	% of revenues	% Change YoY	2005 Ch$ Millions	% of revenues	% Change YoY

Sales	1,320,905	86.7%	19.0%	1,380,333	84.6%	4.5%	1,414,743	83.4%	2.5%
Other Income	202,752	13.3%	34.2%	252,007	15.4%	24.3%	281,922	16.6%	11.9%
Net revenues	1,523,657	100.0%	20.8%	1,632,341	100.0%	7.1%	1,696,665	100.0%	3.9%
Cost of Sales	1,171,905	76.9%	20.0%	1,175,299	72.0%	0.3%	1,229,418	72.5%	4.6%
Gross Income / Margin	351,752	23.1%	23.9%	457,041	28.0%	29.9%	467,246	27.5%	2.2%
Recurring Operating Expenses	274,022	18.0%	45.4%	326,853	20.0%	19.3%	349,946	20.6%	7.1%
Start-up Expenses	2,539	0.2%	-55.0%	638	0.0%	-74.9%	955	0.1%	49.5%
Total Operating Expences (SG&A)	276,561	18.2%	42.4%	327,491	20.1%	18.4%	350,900	20.7%	7.1%
EBITDA	75,191	4.9%	-16.2%	129,550	7.9%	72.3%	116,346	6.9%	-10.2%
Depreciación	50,402	3.3%	23.8%	54,489	3.3%	8.1%	52,058	3.1%	-4.5%
Total operating Expenses	326,963	21.5%	39.2%	381,981	23.4%	16.8%	402,958	23.8%	5.5%
Operating Income	24,789	1.6%	-49.5%	75,061	4.6%	202.8%	64,288	3.8%	-14.4%
Financial Expenses	-19,775	-1.3%	11.2%	-20,514	-1.3%	3.7%	-22,528	-1.3%	9.8%
Other Non-operating Income (Expenses)	-985	-0.1%	-4.4%	-10,437	-0.6%	959.5%	1,415	0.1%	-113.6%
Monetary Correction	2,235	0.1%	-336.5%	-1,694	-0.1%	-175.8%	1,267	0.1%	-174.8%
Non-Operating Income	-18,524	-1.2%	-6.3%	-32,645	-2.0%	76.2%	-19,846	-1.2%	-39.2%
Income before Tax	6,264	0.4%	-78.6%	42,416	2.6%	577.1%	44,442	2.6%	4.8%
Income Tax	-1,157	-0.1%	-83.6%	-4,013	-0.2%	247.0%	-4,821	-0.3%	20.1%
Minority Interest	134	0.0%	-390.5%	2	0.0%	-98.7%	31	0.0%	1714.8%
Income	5,242	0.3%	-76.4%	38,405	2.4%	632.6%	39,653	2.3%	3.2%
Amortization of Goodwill	375	0.0%	-2.0%	375	0.0%	0.0%	—		-100.0%
Net Income	5,617	0.4%	-75.1%	38,780	2.4%	590.4%	39,653	2.3%	2.3%

Distribución y Servicio D&S S.A IV Quarter 2006 Results

FECU - Balance

Assets

Type of currency: Chilean pesos (thousands) of Dec. 2006 Type of Balance Statement: Consolidated	Current to 12/31/ 2006	Prior to 12/31/ 2005	% Change

Total Current Assets	341,973,062	392,541,551	-12.9%
Cash and cash equivalents	30,933,622	21,208,712	45.9%
Time deposits
Marketable securities (net)	2,759,902	40,805,897	-93.2%
Sales debtors (net)	103,494,278	139,869,471	-26.0%
Notes receivable (net)	1,974,918	855,896	130.7%
Sundry debtors (net)	18,324,825	32,251,123	-43.2%
Documents and accounts receivable from related companies	1,562,703	1,570,093	-0.5%
Inventories (net)	147,265,657	135,202,645	8.9%
Refundable taxes	8,341,647	9,010,946	-7.4%
Prepaid expenses	797,462	3,248,056	-75.4%
Deferred taxes	3,954,234	3,827,248	3.3%
Other current assets	22,563,814	4,691,464	381.0%
Leasing contracts (net)
Assets for leasing (net)
Total Fixed Assets	646,843,617	618,916,557	4.5%
Land	190,465,130	177,724,156	7.2%
Buildings and infrastructure	502,802,471	485,788,577	3.5%
Machinery and equipment	192,605,998	180,352,864	6.8%
Other fixed assets	112,177,229	86,004,843	30.4%
Reserve for techinical revaluation of fixed assets	4,329,435	4,329,435
Depreciation (minus)	(355,536,646)	(315,283,318)	12.8%
Total Other Assets	216,588,454	115,992,870	86.7%
Investment in related companies	7,902,520	7,255,410	8.9%
Investment in other companies	76,529	76,529
Goodwill	37,251,951	38,564,209	-3.4%
Negative goodwill (minus)
Long-term debtors	131,381,042	50,632,651	159.5%
Notes and accounts receivable from related companies - long term
Long-term deferred taxes	13,067,422	10,147,266	28.8%
Intangibles
Amortization (minus)
Others	26,908,990	9,316,805	188.8%
Long-term leasing contracts (net)

Total Assets	1,205,405,133	1,127,450,978	6.9%

Distribución y Servicio D&S S.A IV Quarter 2006 Results

FECU - Balance

Liabilities

Type of currency: Chilean pesos (thousands) of Dec. 2006 Type of Balance Statement: Consolidated	Current to 12/31/ 2006	Prior to 12/31/ 2005	% Change

Total Current Liabilities	411,205,413	497,659,017	-17.4%
Debt with banks and financial institutions - short term	59,270,542	57,833,268	2.5%
Debt with banks and financial institutions - long term portion	2,039,332	24,383,914	-91.6%
Obligations with public (notes)	63,459,450	59,797,623	6.1%
Obligations with public - short term portion (bonds)	9,140,626	71,458,349	-87.2%
Long term debt with maturity within a year	3,408,586	4,894,730	-30.4%
Dividends to be paid		13,313,840	-100.0%
Accounts payable	241,168,153	226,196,838	6.6%
Documents payable
Sundry creditors	5,478,722	9,708,201	-43.6%
Documents and accounts payable to suppliers		6,331,536	-100.0%
Accruals	20,644,131	19,140,721	7.9%
Witholdings	5,137,582	4,522,081	13.6%
Income tax
Income received in advance	75	25,724	-99.7%
Deferred taxes
Other current assets	1,458,214	52,192	2693.9%
Total Long Term Liabilities	276,288,104	131,207,896	110.6%
Debt with banks and financial institutions	119,788,475	52,601,687	127.7%
Obligations with public - long term (bonds)	144,299,146	69,566,529	107.4%
Documents payable - long term
Sundry creditors - long term	4,526,779	1,473,747	207.2%
Notes & accounts payable to related companies
Accruals	7,226,627	5,756,634	25.5%
Deferred taxes - long term
Other long term liabilities	447,077	1,809,299	-75.3%
Minority Interest	761	24,288	-96.9%
Shareholders’ Equity	517,910,855	498,559,777	3.9%
Capital paid	400,693,999	400,693,999
Capital revaluation reserve
Additional paid-in capital
Other reserves	(6,574,052)	(1,268,044)	418.4%
Retained earnings	123,790,908	99,133,822	24.9%
Reserve for future dividends
Accrued income	99,133,823	87,274,560	13.6%
Accrued loss (minus)
Income (loss) for the period	39,652,587	38,779,847	2.3%
Provisory dividends (minus)	(12,942,064)	(26,920,585)	-51.9%
Accrued deficit development period	(2,053,438)

Total Liabilities	1,205,405,133	1,127,450,978	6.9%

Distribución y Servicio D&S S.A IV Quarter 2006 Results

FECU

Income Statement

Type of currency: Chilean pesos (thousands) of Dec. 2006 Type of Balance Statement: Consolidated	Current to 12/31/ 2006	Prior to 12/31/ 2005	% Change

Operating Income	64,288,272	75,060,805	-14.4%
Gross Margin	467,246,479	457,041,400	2.2%
Net revenues	1,696,664,847	1,632,340,849	3.9%
Cost of sales (minus)	(1,229,418,368)	(1,175,299,449)	4.6%
Selling and administrative expenses (minus)	(402,958,207)	(381,980,595)	5.5%
Non-operating Income	(19,846,044)	(32,644,608)	-39.2%
Financial/interest income	2,692,577	2,880,869	-6.5%
Income from investment in related companies	1,523,492	772,398	97.2%
Other non-operating income	773,926	161,225	380.0%
Loss from investment in related companies (minus)	(2,637)	(52,585)	-95.0%
Amortization of goodwill (minus)	(2,454,206)	(2,190,811)	12.0%
Financial expenses (minus)	(22,527,820)	(20,513,535)	9.8%
Other non-operating expenses (minus)	(1,118,251)	(12,008,118)	-90.7%
Monetary correction	910,748	(461,725)	-297.2%
Currency exchange differences	356,127	(1,232,326)	-128.9%
Income Before Income Taxes and Extraordinary Items	44,442,228	42,416,197	4.8%
Income Tax	(4,820,558)	(4,013,151)	20.1%
Extraordinary Items
Net Income (Loss) Before Minority Interest	39,621,670	38,403,046	3.2%
Minority Interest	30,917	1,704	1714.4%
Net Income (LOSS)	39,652,587	38,404,750	3.2%
Amortization of negative goodwill		375,097	-100.0%

Net Income (Loss) for the Period	39,652,587	38,779,847	2.3%

Distribución y Servicio D&S S.A IV Quarter 2006 Results

FECU - Cash Flows Statements - Indirect

Type of currency: Chilean pesos (thousands) of Dec. 2006 Type of Balance Statement: Consolidated	Current to 12/31/ 2006	Prior to 12/31/ 2005	% Change

Net Cash Flows from Operating Activities	54,436,288	65,049,307	-16.3%
Income (loss) for the period	39,652,587	38,779,847	2.3%
Income on sale of fixed assets	(117,635)	43,152	-372.6%
(Gain) Loss on sale of fixed assets	(117,635)	43,152	-372.6%
Gain on sale of investments (minus)
Loss on sale of investments
(Gain) Loss on sale of other assets
Charges (credit) to income statement which do not represent cash flows	94,992,896	82,028,738	15.8%
Depreciation for the period	52,057,792	54,489,227	-4.5%
Amortization of intangibles
Writeoffs and provisions	42,037,989	23,682,742	77.5%
Gain from investment in related companies (minus)	(1,523,492)	(772,398)	97.2%
Loss from investment in related companies	2,637	52,585	-95.0%
Amortization of goodwill	2,454,206	2,190,811	12.0%
Amortization of negative goodwill (minus)		(375,097)	-100.0%
Net monetary correction	(910,748)	461,725	-297.2%
Net currency exchange difference	(356,127)	1,232,327	-128.9%
Other credits to income statement which do not represent cash flows		(29,851)	-100.0%
Other charges to income statement which do not represent cash flows	1,230,639	1,096,667	12.2%
Changes in assets affecting cash flows (increase) decrease	(89,213,364)	(75,659,271)	17.9%
Sales debtors	(87,530,210)	(62,873,387)	39.2%
Inventories	(12,063,012)	(9,707,312)	24.3%
Other assets	10,379,858	(3,078,572)	-437.2%
Changes in liabilities affecting cash flows (increase) decrease	9,152,721	19,858,545	-53.9%
Accounts payable related to the operation	12,917,878	12,848,164	0.5%
Interest payable	(722,642)	720,973	-200.2%
Income tax payable (net)	1,677,562	(3,455,725)	-148.5%
Other accounts payable related to results other than operation	(1,280,174)	8,376,466	-115.3%
VAT and other similar taxes payable (net)	(3,439,903)	1,368,667	-351.3%
Gain (loss) in minority interest	(30,917)	(1,704)	1714.4%
Net Cash Flows from Financing Activities	24,420,228	(21,330,506)	-214.5%
Proceeds from issuance of common stock
Proceeds from loans	132,452,074	73,785,083	79.5%
Bonds	156,480,251	58,082,291	169.4%
Proceeds from loans from related companies
Proceeds from other loans from related companies
Other sources of financing
Payment of dividends (minus)	(26,255,904)	(13,606,744)	93.0%
Withdrawals of capital (minus)
Repayment of loans (minus)	(85,969,151)	(69,249,494)	24.1%
Repayment of bonds (minus)	(139,105,770)	(62,479,662)	122.6%
Repayment of loans from related companies (minus)
Repayment of other loans from related companies (minus)	(6,331,536)	(7,803,735)	-18.9%
Expenses from the issuance of common stock (minus)
Expenses from the issuance of bonds (minus)	(1,554,250)	(58,245)	2568.5%
Other expenses related to financing activities (minus)	(5,295,486)
Net Cash Flows from Investing Activities	(95,576,714)	(63,965,706)	49.4%
Proceeds from sale of property, plant and equipment	1,221,750	642,867	90.0%
Proceeds from sale of long-term investments
Proceeds from sale of other investments
Decrease in loans to related companies
Decrease in other loans to related companies	7,390	8,151	-9.3%
Other proceeds from investment	852,283
Purchases of property, plant and equipment	(79,685,805)	(51,400,988)	55.0%
Payment of capitalized interest (minus)	(500,775)	(165,708)	202.2%
Long-term investments (minus)		(12,032,471)	-100.0%
Investment in financial instruments (minus)
Loans to related companies (minus)
Other loans to related companies (minus)
Other expenses from investing activities (minus)	(17,471,557)	(1,017,557)	1617.0%
Net Cash Flows for The Period	(16,720,198)	(20,246,905)	-17.4%
Effect of Inflation on Cash and Cash Equivalents	(2,041,107)	(3,588,838)	-43.1%
Net Increase (Decrease) on Cash and Cash Equivalents	(18,761,305)	(23,835,743)	-21.3%
Cash and Cash Equivalents at Beginning of Year	62,392,983	86,228,726	-27.6%
Cash and Cash Equivalents at End of Year	43,631,678	62,392,983	-30.1%

Distribución y Servicio D&S S.A IV Quarter 2006 Results

Notes

Ticker Symbols
NYSE: DYS
Santiago Stock Exchanges : D&S
Latibex: XDYS

Address
Distribución y Servicio D&S S.A.
Avda. Presidente Eduardo Frei Montalva 8301,Quilicura - Santiago de Chile

Phone
(56-2) 484 77 54

Fax
(56-2) 484 77 70

E-mail
info@dys.cl

Website
www.dys.cl

The information contained in this report has been prepared by the Company based on the FECU (Uniform Code Statistics Form) filed with the SVS (Superintendency of Securities and Insurance) on this date.

This press release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created thereby. The foregoing statements involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein. Except for historical information contained herein, the matters discussed in this press release contain forward-looking statements that involve risks and uncertainties, including but not limited to changes in general economic, business or political or other conditions in Chile, further comments that may be received from the SEC, changes in general economic or business conditions in Latin America, changes in capital markets in general, changes in exchange rates or regulations applicable to currency exchanges or transfer, unexpected developments in pending litigations, increased costs of operations, unanticipated increases in financing and other factors detailed in the Company’s filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward-looking statements contained herein. You should not place undue reliance on such statements, which speak only as of the date that they were made. We undertake no obligation to update such statements in light of subsequent events or developments.

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

	By:	/s/ Miguel Núñez Sfeir

Miguel Núñez Sfeir
Chief Financial Officer
Dated: March 1, 2007